Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1
Name and Address of Company

Auryn Resources Inc. (the “Company”)

1199 West Hastings Street, Suite 600

Vancouver, British Columbia, Canada, V6E 3T5

Item 2
Date of Material Change

March 27, 2019

Item 3
News Release

A news release was issued by the Company through newswire services on March 27, 2019.

Item 4
Summary of Material Change

The Company completed a previously announced non-brokered private placement for gross proceeds of CAD$5,255,000.00 by issuing 3,284,375 common shares of the Company at a price of CAD$1.60 per common share.

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

On March 27, 2019 the Company increased and closed its previously announced non-brokered private placement for CAD$3,500,000.00 to gross proceeds of CAD$5,255,000.00. The placement consisted of 3,284,375 common shares (the “Shares”) priced at CAD$1.60 per Share (the “Offering”) and included total insider participation of 596,875 Shares.

The Company intends to use the net proceeds from the Offering to fund continued surface exploration at its Sombrero copper-gold project located in Ayacucho, Peru and for general working capital.

The Shares issued under the Offering are subject to a four-month hold period and are not registered in the United States. A total of CAD$110,000.00 was paid in commissions for the Offering.

5.2
Disclosure for Restructuring Transactions

Not applicable.

Item 6
Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7
Omitted Information

Not applicable.

Item 8
Executive Officer

Shawn Wallace
President and Chief Executive Officer
Telephone: (778) 729 - 0600

Item 9
Date of Report

April 3, 2019.